Commission File No. 333-8878

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2002

                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is a copy of the Company's report for the nine months ended September 30, 2002, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.


                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                                   (Unaudited)

                             Contents                                  Page
-----------------------------------------------------------------   ------------

o    Management's  Discussion and Analysis of Financial Condition
     and Results of Operations  for the nine month periods ended
     September 30, 2002 and 2001                                        -1-

o    Financial Statements

     -   Condensed  Consolidated  Balance Sheets as of September
         30, 2002 and 2001                                            -F-1-

     -   Condensed  Consolidated  Statements  of Income  for the
         nine month periods ended September 30, 2002 and 2001         -F-2-

     -   Condensed   Consolidated   Statements   of  Changes  in
         Stockholders'  Equity for the nine month  periods ended      -F-3-
         September 30, 2002 and 2001

     -   Condensed Consolidated Statements of Cash Flows for the
         nine month periods ended September 30, 2002 and 2001         -F-4-

     -   Notes To Condensed Consolidated Financial Statements as
         of September 30, 2002 and 2001                               -F-5-

                          ULTRAPETROL (BAHAMAS) LIMITED

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
        OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

     The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the nine months ended September 30, 2002 and 2001 included elsewhere in this report.

General

     The Company was formed on December 23, 1997 to hold all the capital stock of Princely International Finance Corporation (a Panamanian Company) and Ultrapetrol S.A. (an Argentine Company). The following discussion covers the unaudited financial results of the consolidated entity for the nine month period ended September 30, 2002 with a comparison to the unaudited consolidated financial results for the same nine month period in 2001.

     The Company operates Suezmax, Aframax and Panamax tankers primarily in South America with additional operations between the Caribbean, the United States and West Africa. The Company also has one bulkcarrier, two oceangoing Tug-Barge units, one of which operates as a transfer station and 69 barges and three tugs that operate in barge river trafficking under time charter to an affiliate, UABL Ltd. The Panamax tanker Princess Laura, the bulkcarrier Alianza G1 and the two oceangoing Tug-Barge units are permitted to engage in cabotage trading in Argentina. Cabotage trading in Argentina is the transportation of passengers or goods by sea or river between ports and cargo transfer zones in Argentina. This commerce is reserved for Argentinean flag vessels and Argentinean shipowners who have bareboat chartered foreign flag vessels and obtained authorization from the Argentinean Maritime Authority pursuant to Decree 343. (Decree 343, which allowed the bareboat licensing of vessels was revoked in December 1999 and, although some of our vessels will continue to be licensed until the end of their current bareboat charters, the renewal of same will depend upon the legislation which will be in place at the time).

     During the first nine months of 2002, the Company employed a significant part of its fleet on time charter for different clients.

     During the first nine months of 2002, the international freight market maintained rates significantly below those experienced in 2001.

     From October 2000 the Company has employed under a long-term time charter with UABL Ltd., an affiliated company, the Alianza G2, the 69 wet and dry river and the push-boats Cavalier I, Cavalier II, Cavalier III and the tug Alianza Rosario and the port tugs Jupiter, Mercurio and Marte.

     Also,  the Company had renewed  during 2001 the time charter  employment of all of its Suezmax vessels and one of its Aframax vessels for approximately eleven months duration, which cover their employment up to their scheduled redeliveries between this past May and October 2002. Following the expiration of these charters, the Company agreed to extend them for short periods with the majority of the scheduled redeliveries to take place in November/December 2002 and, in one case, up to February 2003.

     At the end of the first quarter (March 29, 2002) the Alianza G3 entered into a 3 year time charter extendable for another 2 years in north Brazil. Because this service must be provided without interruptions and required certain modifications to be done to the vessel, the special survey and dry dock was accelerated by 26 months and a general refurbishment was carried out which, together with the positioning voyage to commence service, meant that this unit did not have any income for the first quarter. During the second quarter it has provided its service on a regular basis; however, we still incurred some extraordinary expenses connected with adjusting operational details for the performance of this long term charter. In the third quarter it has operated satisfactorily without interruption.

     The Princess Fatima and the Princess Pia were out of service conducting their special survey and dry dockings during 57 days and 72 days, respectively, in the first nine months of 2002. The Princess Marisol was out of service due to an accident for 87 days during the first six months of 2002.

     A generally low volume required by our regular COA customers in Argentina has meant a low utilization rate for our Panamax fleet which, coupled with alternative employment in the international market at low rates, has contributed to reduced earnings by these vessels in the first nine months of 2002.

     On April 18, 2002 the Company entered into agreements with AIG/GE Capital Latin Infrastructure Fund LP, a Bermuda Limited partnership ("LAIF"), relating to the creation of two new companies in which both Ultrapetrol and LAIF will be shareholders.

     The first company, "UP Offshore", intends to build/purchase and operate a fleet of platform supply vessels (PSV) which shall be of a very high specification using the latest technology, designed to operate in any area of the world. UP Offshore will have the initial focus of its activities in Brazil serving both Petroleos Brasileiro S.A. (Petrobras), the Brazilian state oil company, and other international oil companies that have recently acquired petroleum and development leases in Brazil. Ultrapetrol has committed to place up to $12.5 million in equity for approximately a 23% share, although Ultrapetrol expects to hold the voting power necessary to control the election of a majority of UP Offshore's board of directors.

     UP Offshore will have capital of $55 million depending upon the final capital contributions of other investors. UP Offshore has obtained financing with which it will commit to the initial building of 6 vessels with a firm program of expanding the fleet to 10 ships.

     Ultrapetrol's participation in UP Offshore may be increased through options which may be exercised under certain conditions.

     The second company, Ultracape, has the objective of purchasing second hand modern capesize bulk carriers to operate in the international market. Ultracape will have capital of up to $50 million, depending on the number of vessels to be acquired, which will be complemented by credit from banking sources to allow for the acquisition of vessels. We have committed to place up to $10 million in equity in Ultracape.

     At this time we hold a 60% stake in Ultracape. We will perform the full commercial management for the vessels.

     On April 19, 2002 Ultracape entered into a Memorandum of Agreement based on the terms of the industry standard NSF 1993 to purchase the vessel mv Vasco Da Gama (renamed Cape Pampas) of 151380 dwt for $16.55 million. On July 1, 2002 we completed our purchase of the Cape Pampas. Thereafter, the vessel was delivered under a time charter to Cargill International S.A. (Cargill) for a period of 18 months.

     Pursuant to the Agreement reached on April 18th with LAIF, on June 24, 2002 the Company entered into a Contribution and Subscription Agreement with LAIF III Ltd. Bermuda and Ultracape (Holdings) Ltd. of Bahamas whereby the Company confirmed its commitment to purchase up to $10 million and LAIF III Ltd. agreed to purchase up to the lesser of $20 million or 40% of the shares of Ultracape (Holdings) Ltd. An initial amount to be contributed was set for both LAIF III Ltd. and the Company at $3.3 million and $4.95 million, respectively.

     Also on June 24, 2002 a Shareholders Agreement was signed with LAIF III Ltd. and Ultracape (Holdings) Ltd. for the governance of Ultracape (Holdings) Ltd.

     On June 27, 2002 Ultracape (Holdings) Ltd entered into a Loan Agreement with Credit Agricole Indosuez for a total amount of $27 million to finance the acquisition of up to two capesize vessels. On July 1st, Braddock Shipping Inc, an Ultracape subsidiary took delivery of the Cape Pampas and drew down $11.0 million of the loan agreed to with Credit Agricole Indosuez.

     On July 28, 2002, the option to repurchase 25,212 shares by the Company for a total price of $0.9 million which expired in July 2002 was extended until July 31, 2003.

     On August 26, 2002,  the Company  entered  into a  Memorandum  of Agreement
(MOA) through which it committed to sell its vessel Princess Fatima, to an unrelated company for $1.9 million net of associated expenses. On September 19, 2002 the Company delivered the Princess Fatima pursuant to the MOA and received the balance of the purchase price.

Revenue

     The majority of the Company's vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to the Company for the use of its vessel. Hire revenue accounted for 68% of the Company's total revenues for the nine months ended September 30, 2002.

     Also, the Company's vessels are employed on a contract of affreightment ("COA") basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 32% of the Company's total revenues for the nine months ended September 30, 2002

     From the total revenues obtained from COA's during the first nine months of 2002, 78% were in respect of repetitive voyages for the Company's regular customers and 22% were in respect of single voyages for occasional customers.

Expenses

     When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

     The Company's operating expenses, or running expenses, are generally paid through Ravenscroft Shipping Inc., a Miami based affiliate of the Company, which provides ship management services for the Company's vessels ("Ravenscroft"). Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance and docking expenses. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs. In the case of our river barges chartered to UABL Ltd., the Company has contracted the ship management responsibilities to Lonehort Inc, an affiliate of UABL Ltd.

     Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. The Company follows the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

     The Company's other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine S.A. ("Oceanmarine"), another affiliate of the Company, which provides certain administrative services. The Company pays Oceanmarine a monthly fee of $10,000 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. The Company pays Ravenscroft a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company does not expect to pay fees to any affiliated entity other than those described here for management and administration functions.

     The Company does not own any buildings and does not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

Foreign Currency Transactions

     Substantially  all  of the  Company's  revenues  are  denominated  in  U.S.
dollars. Twenty-one percent (21%) of the Company's total revenues are denominated in US dollars but collected in Argentine pesos and twenty-six (26%) of our total out of pocket operating expenses are paid in Argentine pesos. The Company's operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Argentinean peso. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. The Company does not hedge its exposure to foreign currency fluctuations.

     During the first half of 2002, part of the above-referenced portion (21%) of the company's revenues denominated in United States dollars but collected in Argentine pesos, and consequent receivables, were exposed to the compulsory conversion (by virtue of Argentine Law 25.561 and the Decree 214/2002) to Argentine currency at a rate of exchange different from the one current at the time of payment and thereafter subject to negotiations between the parties as to the rate of exchange applicable to each transaction.

     As a result of the above, the equivalent U.S. dollars at the time of payment by the customers resulted in losses when compared with the amount invoiced.

     The net effect of this exchange differential (special exchange variance) account for the first half and for the first nine months of 2002 is equivalent to a loss of U.S.$2.7 million.

     The Company believes that substantially all the impact of the exchange variance (loss) incurred by our Argentine subsidiary as a result of Argentine Decree 214/2002 has already been accounted for in the first nine months of 2002.

Inflation

     The Company does not believe that inflation has had a material impact on the Company's operations, although certain of the Company's operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces.

     Inflationary pressures on bunker costs are not expected to have a material effect on the Company's future operations since freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

Results of Operations

Nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.

The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

                                                                 Nine months ended                     Nine months ended
                                                3* Quarter'02    September 30, 2002   3* Quarter'01    September 30, 2001
                                                -------------    ------------------   -------------    ------------------
Freight revenues

   Attributable to wholly owned vessel                  6,834                16,914          12,881                55,607
   Attributable to wholly chartered-in vessel              72                   908           1,500                 5,068
                                             _______________________________________________________________________________________
                             Total                      6,906                17,822          14,381                60,675

Hire revenues
   Attributable to wholly owned vessel                 12,285                37,120          10,396                25,368
   Attributable to wholly chartered-in vessel               0                     0             675                 1,275
                                             _______________________________________________________________________________________
                             Total                     12,285                37,120          11,071                26,643

                                             _______________________________________________________________________________________
                             Total Revenues            19,191                54,942          25,452                87,318

                                             _______________________________________________________________________________________

Voyage expenses
   Attributable to wholly owned vessel                 (2,617)               (6,110)         (3,901)              (16,358)
   Attributable to wholly chartered-in vessel             (82)                 (889)         (1,580)               (5,775)
                                             _______________________________________________________________________________________
                             Total                     (2,699)               (6,999)         (5,481)              (22,133)

Running cost                                           (6,803)              (20,179)         (8,349)              (26,557)

Amortization of dry-dock expense                       (2,383)               (6,734)         (1,818)               (5,314)

Depreciation of property and equipment                 (4,317)              (12,494)         (4,048)              (12,102)

Management fees and administrative expenses            (1,577)               (4,912)         (1,967)               (5,581)

Special exchange difference                                                  (2,704)

                                             _______________________________________________________________________________________
Operating profit (losses)                               1,412                   920           3,789                15,631

Financial expense                                      (4,174)              (12,430)         (4,582)              (13,760)

Revenues

     Total revenues from freight, net of commissions, decreased from $60.7 million in the first nine months of 2001 to $17.8 million in 2002, or a decrease of 71%. This decrease is primarily attributable to the time charter operation of the Princess Katherine, Alianza G3, Princess Veronica and Princess Susana instead of COA's employment. Another contributing factor was lower revenue obtained by our Alianza G3-Alianza Campana which spent the entire first quarter in preparation and positioning for a long term contract. Also, the lower utilization rates of our Panamax vessels, coupled with the total of 129 days out of service experienced by our Princess Pia and Princess Fatima due to dry dock and special survey, as well as the Princess Marisol which was out of service due to an accident for 87 days during the first nine months of 2002, negatively affected our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance for which a total of $1.1 million has been included as other income (outside our operational results).

     Hire revenues, net of commissions, increased by 39% in 2002 from $26.7 to $37.1 million. This increase is attributable to the time charter employment of the Princess Katherine, Alianza G3, Princess Veronica, Princess Susana and the addition of Cape Pampas purchased by Ultracape.

     Operating profit for the first nine months of 2002 was $0.9 million, which was a decrease of 94% or $14.7 million from the same period in 2001. The decrease is primarily attributable to the same factors that affected our revenues in this period detailed above and includes the full impact of the $2.7 million loss in the special exchange variance account.

     The sale of the Princess Fatima resulted in a loss of $1.6 million which has been accounted for under "other income".

Voyage expenses

     Voyage expenses in the first nine months of 2002 were $7.0 million, as compared to $22.2 million for the first nine months of 2001, a decrease of $15.2 million, or 68%. The decrease is primarily attributable to the combined effect of a large portion of the fleet operating on time charter contract instead of COA and the lower activity of our Panamax fleet.

Running costs

     Running costs decreased by about 24% to $20.2 million in the first nine months of 2002 as compared to $26.6 million in the equivalent 2001 period. This decrease is mainly attributable to significant cost reductions achieved on some of our vessels in operation, coupled with the general low level of activity for the fleet, and extended periods of repairs for some of our vessels.

Amortization of dry-dock expense

     Amortization of dry docking and special survey costs increased by $1.4 million, or 26%, to $6.7 million in the first nine months of 2002 as compared to $5.3 million in 2001. The increase was due to the amortized portion of dry-docks (i.e., repairs) carried out in 2001 on the Princess Katherine, Princess Susana and Princess Nadia.

Depreciation of property and equipment

     Depreciation and amortization increased by $0.4 million, or 3%, to $12.5 million in the first nine months of 2002 as compared to $12.1 million in 2001. This increase is mainly attributable to the purchase of the Cape Pampas.

Management fees and administrative expenses

     Management fees and administrative expenses were $5.6 million in the first nine months of 2001 as compared to $4.9 million in 2002 which is mainly attributable to a decrease in administrative expenses of $0.7 million.

Financial expense

     Financial expense decreased by $1.4 million, or 10%, to $12.4 million in the first nine months of 2002 as compared to $13.8 million in 2001. The decrease is primarily attributable to the lower level of financial debt and associated consequential interest costs.

Liquidity and Capital Resources

     The Company is a holding company with no material assets other than those of its subsidiaries. Consequently, it must fund its capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. The Company operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. The
Company's subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of September 30, 2002, the Company had total indebtedness of $174.9 million, including $135 million from the proceeds of the Note Issue, $2.0 million drawn under a revolving credit facility from Allfirst Bank, the trustee of the Company's Notes, for Majestic Maritime Ltd., a wholly owned subsidiary, $6.3 million in a senior loan facility with Nedship Bank (America) N.V. for Kattegat Shipping Inc, a wholly owned subsidiary, for the purchase of the vessel Princess Marina, $9.0 million in a senior loan facility with Allfirst Bank for Majestic Maritime Ltd, a wholly owned subsidiary, for the purchase of the vessel Princess Katherine, $11.0 million in a senior loan facility with Credit Agricole Indosuez for Braddock Shipping Inc, a 60% owned subsidiary, for the purchase of the vessel Cape Pampas and $2.8 million of indebtedness owed by the Company in respect of Avemar Holding (Bahamas) Limited's purchase from SII of all of the shares of the Company previously owned by SII. We have a short term credit line of $0.5 million in its subsidiary, Parkwood Commercial Corp, $1.0 million drawn under a revolving credit facility from Allfirst Bank for Stanmore Shipping Inc., a wholly owned subsidiary and accrued interest expenses for these loans in the amount of $7.3 million.

     At September 30, 2002, the Company had total cash and cash equivalents of $9.7 million.

     The Company believes, based upon current levels of operation, cash flow from operations, together with other sources of funds, that it will have adequate liquidity to make required payments of principal and interest on the Company's debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities

     In the first nine months of 2002, the Company generated a positive $17.5 million in cash flow from operations compared to $16.9 million for the same period in 2001. Net earnings for the first nine months of 2001 were $4.0 million compared with a net loss of $9.8 million in the first nine months of 2002.

     Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred expenses, and adjusted by changes in working capital.

Investing Activities

     During the first nine months of 2002, the 60% owned subsidiary, Braddock Shipping Inc., disbursed $16.7 million in the purchase of the Cape Pampas compared to $4.1 millon in the same period of 2001 and $5.8 million in dry dock expenses (Princess Pia, Princess Laura, Princess Marisol, Alianza G3 and Alianza
G1) compared to $7.3 millon in the same period of 2001.

Financing Activities

     Net cash provided by financing activities increased by $7.6 million during the first nine months of 2002. The increase in cash provided by financing activities in the first nine months of 2002 is mainly attributable to the draw down of $11.0 million of the Ultracape loan facility agreed to with Credit Agricole Indosuez, partially compensated by repayments of principal and interest installments which became due during the first nine months of 2002.

Recent Developments

     On October 18, 2002, the Company entered into an agreement to purchase the tanker "Rio Grande" for a purchase price of $1.0 million from ESSO S.R.L., a non-related company. The purchase will be funded from the proceeds of the sale of the "Princess Fatima."

     On November 15, 2002, pursuant to the agreement signed with AIG-GE Capital Latin American Infrastructure Fund (LAIF) on April 18, 2002, the Company entered into a Common Shareholders Agreement and a Subscription Agreement with LAIF and Comintra Enterprice Ltd. These agreements regulate the formation, governance of and capital contributions to UP Offshore Ltd. Bahamas.

     The Company has committed to contribute up to $12.5 million for an initial equity stake of 22.7% in UP Offshore Ltd. Bahamas, however, the Company will control 50.1% of the voting power of UP Offshore Ltd.

     UP Offshore (Bahamas) Ltd. and its fully owned subsidiary UP Offshore (Panama) S.A. has entered into a Loan Agreement with the International Finance Corporation (IFC) which, together with a similar loan between UP Offshore Apoio Maritimo Ltda. (another wholly owned subsidiary of UP Offshore (Bahamas) Ltd.) and IFC, will provide the financing for the construction of a total of 6 PSV Platform supply vessels. The maximum total available under both loan facilities will be $60 million.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                   Condensed Consolidated Financial Statements for the nine month periods ended September 30, 2002 and 2001

                      ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
         CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
                                       (Unaudited)
                          (stated in thousands of U.S. dollars)
                                                                    2002         2001
                                                                  ---------    ---------
ASSETS

  CURRENT ASSETS

    Cash and cash equivalents                                     $   9,703    $  13,971

    Restricted cash                                                   2,036           --
    Investments                                                         840           --
    Accounts receivable, net                                          6,756       10,581
    Due from affiliates                                              12,102        8,351
    Inventories                                                       1,558        2,293
    Prepaid expenses                                                  4,485        5,431
    Other receivables                                                 7,427        8,284
                                                                  ---------    ---------
    Total current assets                                             44,907       48,911
                                                                  ---------    ---------
  NONCURRENT ASSETS

    Dry Dock                                                         10,762       12,075
    Other receivables                                                 2,964        3,509
    Property and equipment, net                                     137,275      138,691
    Investment in affiliates                                         23,233       24,013
    Other assets                                                      3,222        3,827
                                                                  ---------    ---------
    Total noncurrent assets                                         177,456      182,115
                                                                  ---------    ---------
  Total assets                                                    $ 222,363    $ 231,026
                                                                  =========    =========
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES

    Accounts payable and accrued expenses                         $   4,675    $   8,440
    Due to affiliates                                                   521           --
    Other financial payables (note 4)                                17,591       19,759
    Other payables                                                      311          756
                                                                  ---------    ---------
    Total current liabilities                                        23,098       28,955
                                                                  ---------    ---------
  NONCURRENT LIABILITIES

    Long-term debt, net of current portion (note 4)                 135,000      135,000
    Other financial payable, net of current portion (note 4)         22,305       18,080
                                                                  ---------    ---------
    Total noncurrent liabilities                                    157,305      153,080
                                                                  ---------    ---------
  Total liabilities                                               $ 180,403    $ 182,035
                                                                  ---------    ---------
  MINORITY INTERESTS                                                  3,328           --
  STOCKHOLDERS' EQUITY
    Common stock,  $.01 par value,  2,134,451 shares authorized          20           21
       and issued (note 5)
    Paid-in capital                                                  68,346       67,194
    Treasury stock (note 5)                                         (20,332)     (20,223)
    Retained earnings                                                (9,402)       1,999
                                                                  ---------    ---------
    Total stockholders' equity                                    $  38,632    $  48,991
                                                                  ---------    ---------
  Total liabilities, minority interest and stockholders' equity   $ 222,363    $ 231,026

                                                                  =========    =========

     The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

               CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                             2002        2001
                                                           --------    --------
REVENUES

    Freight revenues                                       $ 16,831    $ 57,981
    Freight revenues from related parties                       991       2,694
    Hire revenues                                            29,714      18,377
    Hire revenues from related parties                        7,406       8,266
                                                           --------    --------
    Total revenues                                           54,942      87,318
                                                           --------    --------
OPERATING EXPENSES

    Voyage expenses                                          (6,999)    (22,133)
    Running costs                                           (20,179)    (26,557)
    Amortization of Dry dock expenses                        (6,734)     (5,314)
    Depreciation of property and equipment                  (12,494)    (12,102)
    Management fees to related parties                       (2,522)     (2,440)
    Administrative expenses                                  (2,390)     (3,141)
    Special exchange differences                             (2,704)         --
                                                           --------    --------
    Total operating expenses                                (54,022)    (71,687)
                                                           --------    --------
  Operating profit                                              920      15,631
                                                           ========    ========
OTHER INCOME (EXPENSES)

    Financial expense                                       (12,430)    (13,760)
    Financial income                                            257         188
    Investment in subsidiaries                                  722         837
    Other income, net                                           971       1,524
                                                           --------    --------
    Total other expenses                                    (10,480)    (11,211)
                                                           --------    --------
  (Loss) income before tax on minimum presumed income        (9,560)      4,420
   and minority interest

    Tax on minimum presumed income                             (183)       (375)
    Minority interest                                           (28)         --
                                                           --------    --------
  Net (loss) income for the period                         $ (9,771)   $  4,045
                                                           ========    ========

     The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

                        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                   CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                                         (Unaudited)

                            (stated in thousands of U.S. dollars)
                           Common    Paid-in    Treasury    Retained     Total       Total
        Balances           stock     capital     stock      earnings      2002        2001
        --------          --------   --------   --------    --------    --------    --------
At beginning of year            20     67,781    (20,332)        369      47,838      42,235

- Increase capital              --        565         --          --         565       2,711

- Net (loss) income for
  the period                    --         --         --      (9,771)     (9,771)      4,045
                          --------   --------   --------    --------    --------    --------
At end of period 2002         $ 20   $ 68,346   $(20,332)    $(9,402)   $ 38,632
                          ========   ========   ========    ========    ========

At end of period 2001         $ 21   $ 67,194   $(20,223)    $ 1,999                 $48,991
                          ========   ========   ========    ========                ========

     The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

                       ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                       CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                                         (Unaudited)
                            (stated in thousands of U.S. dollars)
                                                                      2002           2001
                                                                    --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net (loss) income for the period                                   (9,771)         4,045
   Adjustments to reconcile net (loss) income to
   cash provided by (used in) operating activities:
     Depreciation of property and equipment                           12,494         12,102
     Amortization of dry dock expenses                                 6,734          5,314
     Note issuance expenses amortization                                 438            438
     Accrued interest                                                  3,709             --
     Net income from investment in affiliate                            (722)          (837)
     Loss (income) from property and equipment sale                    1,576         (1,036)
    Changes in assets and liabilities, net:
       (Increase) decrease in assets:
          Accounts receivable                                          4,208          7,847
          Due from affiliates                                          6,188         (4,015)
          Receivable from shareholders                                    --         (2,585)
          Inventories                                                    (45)           139
          Prepaid expenses                                              (691)            44
          Other receivables                                              173           (942)
          Other assets                                                     8             38
        Increase (decrease) in liabilities:
          Accounts payable and accrued expenses                          824         (4,142)
          Due to affiliates                                           (7,745)            --
          Other payables                                                 135            448
                                                                    --------       --------
           Net cash provided by operating activities                  17,513         16,858
                                                                    --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property and equipment purchase                                   (16,695)        (4,058)
   Other receivables from sales in leasing                                --            350
   Increase in current investments                                      (648)            --
   Dry dock expenses                                                  (5,805)        (7,321)
   Sales of property and equipment                                     1,867          3,550
                                                                    --------       --------
           Net cash used in investing activities                     (21,281)        (7,479)
                                                                    --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from (repayment of) Short-term financial payables         (3,543)        (4,929)
   Increase in Long-term financial payables                            9,285             --
   Minority interest in equity of subsidiary                           3,328             --
   Increase in paid in capital                                           565          5,296
   Increase restricted cash - time deposits                           (2,036)            --
                                                                    --------       --------
                 Net cash used in financing activities                 7,599            367
                                                                    --------       --------
   Net increase in cash and cash equivalents                           3,831          9,746

   Cash and cash equivalents at the beginning of year                  5,872          4,225
                                                                    --------       --------
   Cash and cash equivalents at the end of period                   $  9,703       $ 13,971
                                                                    ========       ========

     The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

1.   BASIS OF PRESENTATION

     The condensed consolidated financial statements for the nine month periods ended September 30, 2002 and 2001, were prepared by the Company without audit. In the opinion of management, all adjustments of a normally recurring nature necessary to present fairly the financial position, results of operations, and cash flows for the interim periods were made.

     Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, were condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

2.   FOREIGN CURRENCY

     Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. All of the Company's subsidiaries use the U.S. dollar as their functional currency. Transaction gains and losses that arise from exchange rate fluctuations applicable to transactions denominated in a currency other than the Company's or its subsidiaries' functional currency are included in the results of operations as incurred.

     Beginning in 1991, the Argentine peso ("peso") was tied to the U.S. dollar at a rate of one peso to one U.S. dollar. As a result of economic instability and substancial withdrawals from the banking system, in early December 2001, the Argentine government instituted restrictions that prohibit foreign money transfers without Central Bank approval and only allow cash withdrawals from bank accounts for personal transactions in small amounts with certain limited exceptions. While the legal exchange rate remained at one peso to one U.S. dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts. These actions by the government in effect caused a devaluation of the peso in December 2001.

     On January 6, 2002, the Argentine government abolished the one peso to one U.S. dollar legal exchange rate. On January 9, 2002, Decree 71 created a dual exchange market whereby foreign trade transactions were conducted at an official exchange rate of 1.4 peso to one U.S. dollar and other transactions were conducted in a free floating exchange market. On February 8, 2002, Decree 260 unified the dual exchange market and allowed the peso to float freely with the U.S. dollar. The exchange rate at September 30, 2002, was 3.75 pesos to one U.S. dollar.

     On February 3, 2002, Decree 214 required all contracts that were previously payable in U.S. dollars to be payable in pesos. Pursuant to an emergency law passed on January 10, 2002, U.S. dollar obligations between private parties due after January 6, 2002, were to be liquidated in pesos at a negotiated rate of exchange which reflects a sharing of the impact of the devaluation. The Company's settlements in pesos of the existing U.S. dollar-denominated agreements were completed by June 30, 2002, thus, future periods should not be impacted by this mandate.

     Absent the emergency law that was enacted on January 10, 2002, the devaluation of the peso would have had no effect on the Company's U.S. dollar-denominated receivables at December 31, 2001. A $2.7 million loss resulting from the involuntary conversion was recorded as of September 30, 2002 and is reflected in "Special exchange differences" in the accompanying statement of income (loss).

3.   SHARE SALE AGREEMENTS SIGNED BY THE COMPANY

     On October 12, 2000 the Company, through its wholly-owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company previously owned by SII, one of the Company's two original shareholders. SII had previously granted a proxy in favor of Los Avellanos, the remaining original shareholders of the Company, thereby granting Los Avellanos voting control of the majority of the voting stock of the Company. The nominal purchase price of said shares was $20,000. The purchase price also included a contingent element based upon the aggregate statement for EBITDA for the fiscal years ending December 31, 2000, 2001 and 2002.

     On June 28, 2001, the Company issued 138.443 new shares for a total value of $5,296 which were totally subscribed by Inversiones Los Avellanos, one of the Company's original shareholders and was paid with $2,711, $532 and $54 on July, November and December 2001, respectively, and $565 on June 2002, with the balance to be paid in several installments through December 2002.

     The Company has an option to repurchase 25,212 shares for a total price of $0.9 million. This option can be exercised up to July 2003.

4.   LONG-TERM DEBT AND OTHER FINANCIAL PAYABLES

     On March 30, 1998, the Company successfully completed its offering of $135,000 principal amount of its 10.5% First Preferred Ship Mortgage Notes due 2008 ("the Notes"). In accordance with the terms provided in such Offering, the Notes to be issued are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgage on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

     As of September 30, 2002, the Company's noncurrent portion of long-term debt amounts to $135,000. It exclusively comprises the debt principal amount of the Notes. The related interest expense, totaling $7,088 is accrued in other financial payables.

     On June 27, Ultracape (Holdings) Ltd, a Panamanian corporation of which the Company is one of the shareholders (see Note 6), entered into a term-loan facility from Credit Agricole Indosuez to Braddock Shipping Inc. and Invermay Shipping Inc., wholly-owned subsidiaries of Ultracape, of up to $27 million to finance the acquisition of up to two capesize vessels. The loan facility has been provided in two tranches. The amount of the first tranche of $11 million has been used for the purpose of financing the purchase price of mv Cape Pampas. The amount of the second tranche is to be agreed in respect of the purchase price of the second vessel, not yet identified. Each of the vessels are to be secured by a first preferred Panamanian ship mortgage.

     The balances of financial payables as of September 30, 2002 and 2001 are as follows:

                                                                   Nominal value
                       Financial institution      Agreement   -----------------------     Accrued
                              / other               year      Current      Noncurrent     expenses        Total    Average rate
                     -------------------------    ---------   --------     ----------     --------      --------   ------------
Total 2001                                                    $ 12,671      $153,080      $  7,088      $172,839
                                                              ========      ========      ========      ========

Ultrapetrol Bahamas  Private Investors (Notes)      1998            --       135,000         7,088       142,088        10.5%
Ultrapetrol Bahamas  S.I.I.                         2000         2,800            --            75         2,875        10.5%
Majestic             Allfirst Bank                  2001         2,000            --            --         2,000    Libor + 1.5%
Kattegat             Nedship Bank                   2000         1,000         5,250            18         6,268   Libor + 1.25%
Majestic             Allfirst Bank                  2000         1,260         7,770             3         9,033   Libor + 1.75%
Stanmore             Allfirst Bank                  2000         1,000            --            --         1,000     Libor + 2%
Parwood Commercial   Allfirst Bank                  2001           500            --            --           500     Libor + 2%
Braddock Shipping    Credit Agricole Indosuez       2002         1,747         9,285           100        11,132    Libor + 1.5%
                                                              --------      --------      --------      --------
Total 2002                                                    $ 10,307      $157,305      $  7,284      $174,896
                                                              ========      ========      ========      ========

5.   COMMON AND TREASURY STOCK

     Ultrapetrol Bahamas has an authorized capital of $21, and one class of shares of one series comprising 2,134,451 (2,065,760 paid-in and 68,691 not yet paid-in) as of September 30, 2002 and 2001 respectively, common shares with a par value of $0.01 each.

     In addition, as of September 30, 2002, the Company registered $20,332, in the Treasury Stock account, $20,000 of which corresponding to the amount payable to SII mentioned in note 3, and $332 to direct cost of acquisition.

6.   NEW OPERATION AND ORGANIZATION OF ULTRACAPE (HOLDINGS) LTD.

     On April 18, 2002 the Company entered into an agreement with AIG/GE Capital Latin Infrastructure Fund LP, a Bermuda Limited partnership of LAIF, relating to the creation of Ultracape (Holdings) Ltd. ("Ultracape") in which both Ultrapetrol and LAIF are shareholders. Ultracape will purchase second hand modern capesize bulkcarriers to operate in the international market.

7.   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                       Nine month periods
                                                       ended, September 30
                                                      ---------------------
                                                       2002           2001
                                                      ------         ------

     - Interest                                       $8,291         $8,908

     - Income taxes                                       85            266
                                                      ------         ------
     Interest and income taxes paid                   $8,376         $9,174
                                                      ======         ======

8.   SUPPLEMENTAL GUARANTOR INFORMATION

     The First Preferred Ship Mortgage Notes issued on March 30, 1998, described in note 4, are fully and unconditionally guaranteed by certain subsidiaries of the Company.

     The subsidiaries which offered its assets in collateral of the above - mentioned indebtedness are: Ultrapetrol Argentina, Imperial, Cavalier, Regal, Baldwin, Tipton, Kingsway, Plate Princess, Panpetrol, Oceanview, Kingly, Sovereign, Monarch, Noble, Oceanpar and Parfina ("Subsidiary Guarantors").

     Supplemental combining financial information for the Guarantors Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with these condensed consolidated financial statements.

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                                 BALANCE SHEETS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                         2002          2001
                                                       --------      --------
     ASSETS

         Current assets                                $ 27,000      $ 32,989
         Noncurrent assets                              102,692       116,167
                                                       --------      --------
       Total assets                                    $129,692      $149,156
                                                       ========      ========

     LIABILITIES AND STOCKHOLDERS' EQUITY

         Current liabilities                           $114,988      $121,150
         Stockholders' equity                            14,704        28,006
                                                       --------      --------
       Total liabilities and stockholders' equity      $129,692      $149,156
                                                       ========      ========

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                           STATEMENTS OF INCOME (LOSS)

          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                                   (Unaudited)
                      (stated in thousands of U.S. dollars)

                                                         2002           2001
                                                       --------       --------

     Freight revenues                                  $ 17,419       $ 53,816
     Hire revenues                                       24,810         18,611
                                                       --------       --------
     Total revenues                                      42,229         72,427

     Operating expenses                                 (44,357)       (60,906)
                                                       --------       --------
     Operating (loss) profit                             (2,128)        11,521

     Other expenses                                      (9,719)       (10,411)
                                                       --------       --------
     (Loss) income before tax on minimum presumed
     income                                             (11,847)         1,110

     Tax on minimum presumed income                        (176)          (279)
                                                       --------       --------
     Net (loss) income for the period                  $(12,023)      $    831
                                                       ========       ========

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                            STATEMENTS OF CASH FLOWS

          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                             2002        2001
                                                           --------    --------

Net (loss) income for the period                           $(12,023)   $    831
Adjustments to reconcile net (loss) income to cash
provided by (used in) operating activities:                  16,516       6,269
                                                           --------    --------
Net cash provided by operating activities                     4,493       7,100

Net cash used in investing activities                        (3,874)     (5,890)

Net cash provided by (used in) financing activities              40      (2,752)
                                                           --------    --------
Net increase (decrease) in cash and cash equivalents            659      (1,542)

Cash and cash equivalents at the beginning of the year          247       3,209
                                                           --------    --------
Cash and cash equivalents at the end of the period         $    906    $  1,667
                                                           ========    ========

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)


Dated: November 15, 2002                By: /s/ Felipe Menendez
                                            -------------------
                                            Felipe Menendez
                                               President










02351.0001 #364493